Exhibit 10.02

June 13, 2005

Christopher Koziol
6500 E. Caron Drive
Paradise Valley, AZ 85253

Dear Chris:

This letter will serve as notice of an offer to join JDA’s Executive Team as our Chief Operating Officer, on a mutually agreed date, on or before July 1, 2005. The salary for your position is $275,000 per annum. In addition, you will be eligible for a variable compensation plan equal to $275,000 at target. The $275,000 target will be calculated at 60% based on attainment of the Software/New Maintenance/Hardware margin target services and 40% based on attainment of the services margin.

During the first two quarters (full or partial) of your employment 70% of your variable compensation will be guaranteed. If greater than 70% of the target is achieved then you will be paid at the attainment percentage achieved. This guarantee is subject to company profitability, i.e. if payment of earned bonuses to senior executives at JDA is reduced by a certain percentage in order to preserve company profitability, then the guaranteed bonus will be reduced by the same percentage.

You will receive 50,000 Restricted Stock Units of JDA Software, Inc. stock upon commencement of employment. This restricted stock will be offered subject to the terms of JDA’s 2005 Performance Incentive Plan. It will be offered without any requirements beyond tenure within JDA and will have a delayed vesting period as follows:

•	1/3rd will vest 12 months after the date of commencement of employment

•	The remaining 2/3rd will vest in equal portions monthly thereafter over the following 24 months

You will also participate in the company’s annual restricted stock program. This program, as approved by JDA shareholders during the latest annual meeting, will provide restricted stock based upon attainment of the company target GAAP EPS. You will be advised of the exact number of shares earned under this plan after the audit committee meeting in January 2006 based upon approved 2005 financial results, however, as a guide, you should expect to receive approximately 30,000 restricted share units if the company’s annual target EPS goals are met based on today’s stock price (about $360,000). Note that the target is based on attainment of the software target which is higher than the software budget and the calculation is going to be a dollar calculation, so the number of shares will increase or decrease depending on the stock price at the time.

All taxes payable with respect to restricted stock must be paid by you as it becomes due.

Medical/dental insurance benefits go into effect on your hire date. In addition to the health benefits, JDA offers a life insurance plan equal to two (2) times your annual salary. Vacation benefits are a minimum guarantee of at least four (4) weeks per year beginning on your hire date. We also offer enrollment in a 401K and 125 Flexible Benefits plan.

This offer is contingent upon receiving favorable results from a criminal, educational and driving record background check.

This offer is combined with and contingent upon simultaneous execution of an employment agreement (attached).

We are eager to receive confirmation of your acceptance of this offer. To do so, please sign below and return this letter and the Confidentiality Agreement to us. While we ask you to sign the acceptance letter, this does not constitute a contract, and employment remains at-will.

Chris, we look forward to having you share our future.

Sincerely,	Accepted:
/s/ Hamish Brewer
Hamish Brewer	/s/ Christopher Koziol
CEO, JDA Software, Inc.	Christopher Koziol